# Management Report   "Unaudited"

## MYXR, Inc.
For the period ended December 31, 2018

Prepared by

Supporting Strategies Santa Monica (Console)

Prepared on

December 18, 2020

# Table of Contents

Profit and Loss ................................................................................................................3

Balance Sheet..................................................................................................................6

Statement of Cash Flows...................................................................................................8

# Profit and Loss  **"Unaudited"**

January - December 2018

|  | Total |
|---|---:|
| **INCOME** | |
| MYXR Experience Platform | 600,000.00 |
| **Total Income** | **600,000.00** |
| **GROSS PROFIT** | **600,000.00** |
| **EXPENSES** | |
| G&A | |
| Accounting | 14,445.95 |
| Advertising and Promotion | 2,540.39 |
| Automobile Expense | 675.77 |
| Bank Service Charges | 1,484.08 |
| Computer and Internet Expenses | 344.63 |
| Computer Software | 980.88 |
| Conferences/Seminars | 100.00 |
| Consulting | |
| Consulting - CEO Payable | 22,784.25 |
| Consulting - Corp | 35,000.00 |
| Consulting - Engineering | 12,578.13 |
| Consulting - Investor Relations | 25,000.00 |
| Consulting - Marketing | 36,713.75 |
| Consulting - Sales | 100,513.38 |
| **Total Consulting** | **232,589.51** |
| Depreciation Expense | 36,573.00 |
| Digital Hosting | 900.00 |
| Dues and Subscriptions | 1,424.12 |
| Insurance Expense | 508.88 |
| Interest Expense | 94,389.12 |
| Legal & Professional Fees | 7,068.02 |
| Marketing | 235.98 |
| Memberships | 10,727.86 |
| Merchant Fee | 160.30 |
| Miscellaneous | 2.00 |
| Office Supplies | 33.53 |
| Online Services | 2,200.47 |
| Online Services - Data/Cloud Services | 6,945.53 |
| Online Services - Sales | 5,742.92 |
| **Total Online Services** | **14,888.92** |
| Online Software | 5,742.68 |
| Parking | 49.50 |
| Postage and Notary | 376.88 |
| Product Management | 34,400.00 |
| Public Relations | 1,157.41 |
| Rent | |

| | Total |
|---|---:|
| Rent - Office Space | 18,900.00 |
| Rent - Storage Space | 1,202.30 |
| **Total Rent** | **20,102.30** |
| Supplies | 764.43 |
| Telephone Expense | 2,453.03 |
| Travel & Entertainment | |
| Business Meals | 6,912.85 |
| Entertainment | 271.03 |
| Staff Meals | 1,779.95 |
| Travel | 21,297.82 |
| Travel Meals | 1,497.63 |
| **Total Travel & Entertainment** | **31,759.28** |
| Website & Domain | 724.86 |
| **Total G&A** | **517,603.31** |
| MYXR Digital Expense | 7.00 |
| MYXR Engage Product | |
| R&D - MYXR ENGAGE | 1,500.00 |
| TBF Project | |
| Product Development/Engineering - TBF | 2,320.00 |
| **Total TBF Project** | **2,320.00** |
| **Total MYXR Engage Product** | **3,820.00** |
| MYXR Experience Platform Expense | |
| 49ers Phase 1 POC | |
| 49er's Partnership | 300,000.00 |
| Consulting - Engineering - 49ers | 37,400.00 |
| General Launch Expense - 49ers | 200.00 |
| Marketing - 49ers | 1,250.00 |
| Travel Expense - 49ers | 664.67 |
| **Total 49ers Phase 1 POC** | **339,514.67** |
| Levi's SOW #1 | |
| Commission on Sales - Levi's | 3,750.00 |
| General Launch Expense - Levi's | 200.00 |
| R&D - Levi's | 33,000.00 |
| **Total Levi's SOW #1** | **36,950.00** |
| **Total MYXR Experience Platform Expense** | **376,464.67** |
| Taxes | |
| Franchise Tax Board - CA | 1,050.00 |
| Secretary of State - CA | 25.00 |
| Tax - Delaware | 400.00 |
| **Total Taxes** | **1,475.00** |
| Uncategorized Expense | 13,328.30 |
| **Total Expenses** | **912,698.28** |
| **NET OPERATING INCOME** | **-312,698.28** |
| **OTHER INCOME** | |

|  | Total |
|---|---|
| interest Income | 0.38 |
| **Total Other Income** | **0.38** |
| NET OTHER INCOME | 0.38 |
| NET INCOME | $ -312,697.90 |

# Management Report "Unaudited"

## MYXR, Inc.
For the period ended December 31, 2019

Prepared by

Supporting Strategies Santa Monica (Console)

Prepared on

December 18, 2020

<u>UNAUDITED FINANCIALS</u>

# Table of Contents

Profit and Loss ................................................................................................................3

Balance Sheet................................................................................................................5

Statement of Cash Flows................................................................................................7

# Profit and Loss "Unaudited"

January - December 2019

| | Total |
|---|---|
| INCOME | |
| MYXR Digital | 20,000.00 |
| Other | 5,286.30 |
| **Total Income** | **25,286.30** |
| GROSS PROFIT | **25,286.30** |
| EXPENSES | |
| G&A | |
| Accounting | 7,350.59 |
| Advertising and Promotion | 320.00 |
| Automobile Expense | 446.99 |
| Bank Service Charges | 2,766.00 |
| Computer and Internet Expenses | 99.00 |
| Computer Software | 344.98 |
| Consulting | 30,000.00 |
| Consulting - CEO Payable | 180,000.00 |
| Consulting - Corp | 55,761.33 |
| **Total Consulting** | **265,761.33** |
| Dues and Subscriptions | 245.18 |
| Insurance Expense | 333.05 |
| Interest Expense | 4,232.88 |
| Investor Meeting Expense | 1,778.77 |
| Legal & Professional Fees | |
| Contract and Corporate Matters | 11,902.00 |
| Litigation/Disputes | 3,000.00 |
| **Total Legal & Professional Fees** | **14,902.00** |
| Merchant Fee | 145.65 |
| Miscellaneous | 30.28 |
| Office Supplies | 352.98 |
| Online Services | |
| Online Services - Data/Cloud Services | 7,486.80 |
| Online Services - Sales | 903.11 |
| **Total Online Services** | **8,389.91** |
| Online Software | 310.40 |
| Parking | 2.63 |
| Postage and Notary | 463.51 |
| Rent | |
| Rent - Office Space | 16,422.12 |
| Rent - Storage Space | 5,981.45 |
| **Total Rent** | **22,403.57** |
| Supplies | 61.08 |
| Telephone Expense | 1,624.22 |
| Travel & Entertainment | |

| | Total |
|---|---:|
| Business Meals | 1,015.33 |
| Staff Meals | 410.21 |
| Travel | 3,576.95 |
| Travel Meals | 675.46 |
| **Total Travel & Entertainment** | **5,677.95** |
| Utilities | 30.00 |
| Website & Domain | 109.25 |
| **Total G&A** | **338,182.20** |
| MYXR Digital Expense | 9,910.77 |
| MYXR Experience Platform Expense | |
| 49ers Phase 1 POC | |
| Consulting - Engineering - 49ers | 1,500.00 |
| **Total 49ers Phase 1 POC** | **1,500.00** |
| Levi's SOW #1 | |
| Digital Advertisement | 400.00 |
| **Total Levi's SOW #1** | **400.00** |
| Red Sox | |
| R&D Engineering - Red Sox | 4,500.00 |
| **Total Red Sox** | **4,500.00** |
| **Total MYXR Experience Platform Expense** | **6,400.00** |
| Taxes | |
| Franchise Tax Board - CA | 800.00 |
| Tax - Delaware | 450.00 |
| **Total Taxes** | **1,250.00** |
| **Total Expenses** | **355,742.97** |
| NET OPERATING INCOME | -330,456.67 |
| OTHER INCOME | |
| interest Income | 0.10 |
| **Total Other Income** | **0.10** |
| NET OTHER INCOME | 0.10 |
| NET INCOME | $ -330,456.57 |